Exhibit 99.2

PROXY FOR 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

JACADA LTD.

8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Gideon Hollander and Mr. Yossie Hollander or either of them, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent to vote as designated on the reverse side of this card, all of the Ordinary Shares of Jacada Ltd. (the “Company”), held of record by the undersigned on October 10, 2016, at the 2016 Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, November 10, 2016 at 11:00 a.m. (Israel time), at the offices of the company, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, or any adjournment or postponement thereof, on the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders of the Company (the “Notice”) and the Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew) in two Israeli newspapers, as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K. The undersigned furthermore acknowledges receipt of the Proxy Statement with respect to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 2 through 9 for the Meeting, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposal 1, this proxy will not be voted on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of Proposal 1 unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposal 1 by completing the box for Proposal/Item 1A on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on Proposal 1 via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JACADA LTD.

November 10, 2016

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.
PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN
Important Instructions for Item 1A relating to Proposal 1:		1.
To re-elect Ms. Tzvia Broida to the Company’s Board of Directors (the “Board”) to serve as an external director under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and as a Class II director under the Company’s Articles of Association (the “Articles”) for a three-year term.
				☐	☐	☐

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” PROPOSAL/ITEM 1A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1.		1A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 1	☐	☐	☐

Under the Companies Law, you cannot be counted towards the special majority required for Proposal 1 unless you provide the foregoing important confirmation. If you actually do  have a conflict of interest in the approval of Proposal 1, you may vote on that proposal by contacting the Company’s General Counsel, Oren Shefler, at (770) 776-2215 (fax: (770) 810-4319) or oshefler@jacada.com, who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 1 and should not fill in the box for Proposal/Item 1A).

2.
To approve, pursuant to Section 328(b)(1) of the Companies Law, the acquisition by IGP Digital Interaction Limited Partnership (“IGP”) of 261,287 ordinary shares, representing 5% of Jacada’s issued and outstanding share capital on a fully-diluted basis, from the Company in a private placement, at a price of $5.25 per share, thereby giving IGP 25% or more of the total voting power of the Company
				☐	☐	☐

		3.	To elect Mr. Haim Shani as a Class II director under the Articles for a three-year term	☐	☐	☐

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.		4.
To approve the expansion of the authorized size of the Board from its current authorized size of six (6) members to nine (9) members, and an amendment to Article 39(c) of the Articles that increases, from one to three, the authorized number of unclassified directors who may serve a one-year term
				☐	☐	☐

		5.	Subject to the approval of Proposal 4, to elect Mr. Assaf Harel to the Board, to serve as an unclassified director for a one-year term	☐	☐	☐

		6.	Subject to the approval of Proposal 4, to re-elect Mr. Ofer Timor to the Board, to serve as an unclassified director for a one-year term.	☐	☐	☐

7.
Subject to his/their election pursuant to Proposals 3 and/or 5, to approve for Messrs. Haim Shani and/or Assaf Harel his/their receipt of cash remuneration (and to the extent described in the Proxy Statement, option grants), reimbursement of expenses, indemnification and exculpation, and D&O liability insurance coverage
				☐	☐	☐

8.
To approve (i) the amendment and restatement of Article 67 of the Articles and (ii) the Company’s entry into an updated form of director and officer indemnification agreement with the Company’s directors and officers
				☐	☐	☐

9.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors
				☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.